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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

2. Issuer Name and Ticker or Trading Symbol

Mecon, Inc. (MECN)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

February 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

( ) Director	( X ) 10% Owner
( ) Officer (give title below)	( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person

(   ) Form filed by More than One Reporting Person

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Secur- ities Benefici- ally Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.001 par value	2/11/00	J(1)		7,306,966	A	$11.25(1)	7,306,966	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date

Table II (continued)

7. Title and Amount of Underlying Securities		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

(1) The securities were acquired in connection with the closing of the Agreement and Plan of Merger among General Electric Company ("GE"), Diamond Merger Corp. and Mecon, Inc ("Mecon") (the "Merger"). Upon the closing of the Merger, the shares of Mecon stock were converted into the right to receive 0.081 shares of GE common stock and cash in lieu of fractional shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure

/s/ Janet Bedol as Attorney in Fact for General Electric Company	March 10, 2000
Signature of Reporting Person	Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.